SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                     Schedule 13G


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1 )*


                          INVESTMENT TECHNOLOGY GROUP, INC.
                       _______________________________________
                                   (Name of Issuer)


                                     Common Stock
                       _______________________________________
                            (Title of Class of Securities)


                                      461450108
                       _______________________________________
                                    (CUSIP Number)


          Check the following box if a fee is being paid with this statement _______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

                                  Page 1 of 6 Pages
















          CUSIP NO. 461450108             13G       Page 2 of 6 Pages

          1  Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person
             T. ROWE PRICE ASSOCIATES, INC.
             52-0556948

          2  Check the Appropriate Box if a Member of a Group*

                                                                 (a) ____
             NOT APPLICABLE                                      (b) ____

          3  SEC Use Only

             ______________________________

          4  Citizenship or Place of Organization

             MARYLAND
          Number of      5  Sole Voting Power
                         **
          Shares            70,000

          Beneficially   6  Shared Voting Power
                         **
          Owned By Each     -0-

          Reporting      7  Sole Dispositive Power
                         **
          Person            1,777,500

          With           8  Shared Dispositive Power

                            -0-

          9  Aggregate Amount Beneficially Owned by Each Reporting Person
             1,777,500

          10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
             Shares*

             NOT APPLICABLE

          11 Percent of Class Represented by Amount in Row 9

             9.6%

          12 Type of Reporting Person*

             IA
                         *SEE INSTRUCTION BEFORE FILLING OUT!
                   **Any shares reported in Items 5 and 6 are also
                                 reported in Item 7.














          CUSIP NO. 461450108             13G       Page 3 of 6 Pages

          1  Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person
             T. ROWE PRICE SCIENCE AND TECHNOLOGY FUND, INC.
             52-1533832

          2  Check the Appropriate Box if a Member of a Group*

                                                                 (a) ____
             NOT APPLICABLE                                      (b) ____

          3  SEC Use Only

             ______________________________

          4  Citizenship or Place of Organization

             Maryland
          Number of      5  Sole Voting Power
                         **
          Shares            1,000,000

          Beneficially   6  Shared Voting Power
                         **
          Owned By Each     NONE

          Reporting      7  Sole Dispositive Power
                         **
          Person            NONE

          With           8  Shared Dispositive Power

                            NONE

          9  Aggregate Amount Beneficially Owned by Each Reporting Person
             1,000,000

          10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
             Shares*

             NOT APPLICABLE

          11 Percent of Class Represented by Amount in Row 9

             5.4%

          12 Type of Reporting Person*

             IV
                         *SEE INSTRUCTION BEFORE FILLING OUT!
          **The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.













          SCHEDULE 13G
          PAGE 4 OF 6

          Item 1(a) Name of Issuer:
                    Reference is made to page 1 of this Schedule 13G

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    900 Third Avenue, New York, New York 10022

          Item 2(a) Name of Person(s) Filing:

                    (1)  T. Rowe Price Associates, Inc. ("Price
                         Associates")

                    (2)  T. Rowe Price Science and Technology Fund, Inc.

            X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
                    Schedule 13G is being filed on behalf of each of them.
          Item 2(b) Address of Principal Business Office:

                    100 E. Pratt Street, Baltimore, Maryland 21202

          Item 2(c) Citizenship or Place of Organization:

                    (1)  Maryland

                    (2)  Maryland

          Item 2(d) Title of Class of Securities:

                    Reference is made to page 1 of this Schedule 13G

          Item 2(e) CUSIP Number:  461450108
          Item 3    The person filing this Schedule 13G is an:

            X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

            X Investment Company registered under Section 8 of the Investment Company Act of 1940

          Item 4    Reference is made to Items 5-11 on page 2 of this
                    Schedule 13G.





















          SCHEDULE 13G
          PAGE 5 OF 6

          Item 5 Ownership of Five Percent or Less of a Class.
            X    Not Applicable.

          _____ This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has
                 (have) ceased to be the beneficial owner of more than five percent of the class of securities.

          Item 6 Ownership of More than Five Percent on Behalf of Another
                 Person

                 (1) Price Associates does not serve as custodian of the
                     assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.
                     The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

                     Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.
                 (2) With respect to securities owned by any one of the T.
                     Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable.

          Item 8 Identification and Classification of Members of the Group. Not Applicable.













          SCHEDULE 13G
          PAGE 6 OF 6

          Item 9   Notice of Dissolution of Group.

                   Not Applicable.

          Item 10  Certification.

                   By signing below I (we) certify that, to the best of my
                   (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                                      Signature.

                   After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.


          Dated: February 14, 1996           Dated: February 14, 1996


          T. ROWE PRICE SCIENCE AND          T. ROWE PRICE ASSOCIATES, INC.
            TECHNOLOGY FUND, INC.


          By: ______________________         By: ______________________
              Carmen F. Deyesu,                  Henry H. Hopkins,
              Treasurer                          Managing Director


          Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail and to the principal national securities exchange on which the security is listed not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

          12/31/95













                                                            EXHIBIT A


                                      AGREEMENT

                             JOINT FILING OF SCHEDULE 13G


               T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and T. Rowe Price Science and Technology Fund, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

               It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

               It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


          Dated: February 14, 1996           Dated: February 14, 1996


          T. ROWE PRICE SCIENCE AND          T. ROWE PRICE ASSOCIATES, INC.
            TECHNOLOGY FUND, INC.


          By: ______________________         By: ______________________
              Carmen F. Deyesu,                  Henry H. Hopkins,
              Treasurer                          Managing Director